SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3 ’17 Earnings Results

I. Performance in Q3 2017 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q3 17	Q2 17	Q3 16	QoQ	YoY
Quarterly Results
Revenues	6,973	6,629	6,724	5%	4%
Operating Income	586	804	323	-27%	81%
Income before Tax	599	832	248	-28%	141%
Net Income	477	737	190	-35%	152%

II. IR Event of Q3 2017 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q3 17 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on October 25, 2017

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

    6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1447)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q3 17 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 17 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Third Quarter 2017 Results

SEOUL, Korea (Oct. 25, 2017) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2017.

•	Revenues in the third quarter of 2017 increased by 4% to KRW 6,973 billion from KRW 6,724 billion in the third quarter of 2016 and increased by 5% from KRW 6,629 billion in the second quarter of 2017.

•	Operating profit in the third quarter of 2017 recorded KRW 586 billion, a year-on-year increase of 81% from the operating profit of KRW 323 billion in the third quarter of 2016 and a quarter-on-quarter decrease of 27% from the operating profit of KRW 804 billion in the second quarter of 2017.

•	EBITDA in the third quarter of 2017 was KRW 1,420 billion, a year-on-year increase of 39% from EBITDA of KRW 1,024 billion in the third quarter of 2016 and a quarter-on-quarter decrease of 10% from the EBITDA of KRW 1,583 billion in the second quarter of 2017.

•	Net income in the third quarter of 2017 was KRW 477 billion, a year-on-year increase of 152% from the net income of KRW 190 billion in the third quarter of 2016 and a quarter-on-quarter decrease of 35% from the net income of KRW 737 billion in the second quarter of 2017.

LG Display recorded its 22nd straight quarterly operating profit of KRW 586 billion and a 20% EBITDA ratio, despite the continued price erosion of panels.

Amid the expansion of OLED TVs in the market, and thanks to increasing production triggered by the high seasonality of mobile devices, the revenue of LG Display in the third quarter of 2017 increased by 5% quarter-on-quarter and by 4% year-on-year. Panels for TVs accounted for 40% of the revenues in the third quarter of 2017; mobile devices for 27%; tablets and notebook PCs for 17%; and desktop monitors for 16%.

With 90% in its liability-to-equity ratio, 140% in its current ratio, and 14% in its net debt-to-equity ratio as of September 30, 2017, the financial structure of the company remains stable.

Despite the stagnation in the display industry, LG Display has increased OLED TV panel shipments through expanding OLED production capacity. The company has also strengthened the foundation of its OLED business by proving OLED’s differentiated value compared to LCD TVs. Moreover, its Wallpaper OLED and Crystal Sound OLED displays have received excellent responses in the market.

“We expect area base panel shipments in the fourth quarter of 2017 to increase by a mid-single digit percent, quarter-on-quarter, thanks to high seasonality at the end of 2017 and thanks also to the demand in the Chinese New Year in early 2018,” said Don Kim, CFO of LG Display. “We also expect overall price erosion to slow down, though this will depend upon the supply-demand situations affecting each product category and each panel size.”

He added, “LG Display plans to focus on investing in OLED products as part of its long-term preparation for the future. We will continue to maximize profitability in our differentiated LCD products, and will improve the profitability of the OLED business through expansion, under the conservative assumption that the challenging market situation will continue.”

###

Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 25, 2017 starting at 10:00 a.m. Korea Standard Time to announce the third quarter of 2017 earnings results.

Investors can listen to the conference call or watch a webcast of the conference via the company website at http://www.lgdisplay.com/eng/investor/irSchedule after registration. If you wish to call-in the conference call, please visit https://events.arkadin.com/ev/APAC/kr/lgd17q3audio and follow the instructions to pre-register. If you want the webcast only, please visit https://events.arkadin.com/ev/APAC/kr/lgd17q3webcast and follow the instructions to pre-register.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China and Poland. The company has approximately 49,000 employees operating worldwide. For more news and information about display products, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Manager

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 25, 2017	By: /s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President